

July 15, 2011

<u>Via E-mail</u>

Mr. Kevin A. Hall
President and Chief Operating Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, NV 89120

> **Re: LiveDeal, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2010**
> **Filed January 7, 2011**
> **Form 10-Q for the Quarterly Period ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 10-Q for the Quarterly Period ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-33937**

Dear Mr. Hall:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief